UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                            Insight Enterprises, Inc.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    45765U103
                                  -------------
                                 (CUSIP Number)

                                February 21, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
Insight Enterprise, Inc.

CUSIP No. 45765U103

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Ahmet H. Okumus
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a) (b)
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OR ORGANIZATION

                     Republic of Turkey
--------------------------------------------------------------------------------
NUMBER OF                  5)       SOLE VOTING POWER
SHARES                                                0
BENEFICIALLY            --------------------------------------------------------
OWNED BY                   6)       SHARED VOTING POWER
EACH                                                    2,564,600
REPORTING               --------------------------------------------------------
PERSON                     7)       SOLE DISPOSITIVE POWER
WITH                                                     0
                        --------------------------------------------------------
                           8)       SHARED DISPOSITIVE POWER
                                                        2,564,600
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,564,600
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                            5.6%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON*
                                       IN



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


NOTE: Issuer reported 46,072,383 shares of common stock, $.01 par value, outstanding in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002.

Item 1(a).  Name of Issuer:

         Insight Enterprises, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         1305 West Auto Drive
         Tempe, AZ 85284

Item 2(a).  Name of Person Filing:

         This statement is filed by:

         Ahmet H. Okumus ("Okumus") with respect to the shares of Common Stock, par value $.01 per share ("Common Stock") of Insight Enterprises, Inc. (the "Company") also beneficially owned by (a) (i) Okumus Opportunity Fund, Ltd., an international business company incorporated in the British Virgin Islands, (ii) Okumus Technology Value Fund, Ltd., an international business company incorporated in the British Virgin Islands, (iii) Okumus Market Neutral Fund, Ltd., an international business company incorporated in the British Virgin Islands, and (iv) Okumus Diversified Value Fund, Ltd., an international business company incorporated in the British Virgin Islands, for which Okumus Capital, LLC, a Delaware limited liability company ("OC") of which Okumus is the managing member, serves as the investment manager, (b) Okumus Opportunity Partners, LP, a Delaware limited partnership, for which Okumus Advisors, LLC, a Delaware limited liability company of which Okumus is the managing member, serves as general partner and investment advisor, (c) Okumus Technology Value Partners, LP, a Delaware limited partnership, for which Okumus Technology Advisors, LLC, a Delaware limited liability company of which Okumus is the managing member, serves as general partner and investment advisor, (d) Okumus Market Neutral Partners, LP, a Delaware limited partnership, for which Okumus Market Neutral
Advisors, LLC, a Delaware limited liability company of which Okumus is the managing member, serves as general partner and investment advisor, and (e) Okumus Diversified Value Partners, L.P., a Delaware limited partnership, for which Okumus Diversified Advisors, LLC, a Delaware limited liability company of which Okumus is the managing member, serves as general partner and investment advisor. In addition, OC manages on a discretionary basis a separate account for an unrelated entity, Daiwa Super Hedge Fund Ltd.

         Okumus is hereinafter referred to as the "Reporting Person."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

         The principal business office of the Reporting Person is as follows:

                  850 Third Avenue, 10th Floor
                  New York, New York  10022

Item 2(c).   Citizenship:

         Okumus is a citizen of the Republic of Turkey.

Item 2(d).   Title of Class of Securities:

         Common Stock, $.01 par value

Item 2(e).   CUSIP Number:

         45765U103

Item 4.  Ownership.

         A. Okumus
            (a) Amount beneficially owned: 2,564,600
            (b) Percent of class:               5.6%
            (c) (i)      Sole power to vote or direct the vote:                               0
                (ii)     Shared power to vote or direct the vote:                     2,564,600
                (iii)    Sole power to dispose or direct the disposition:                     0
                (iv)     Shared power to dispose or direct the disposition:           2,564,600

Item 5.  Ownership of Five Percent or Less of a Class.

         N.A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         N.A.

Item 8.  Identification and Classification of Members of the Group.

         N.A.

Item 9.  Notice of Dissolution of Group.

         N.A.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2003

                                            /s/ Ahmet H. Okumus
                                            -----------------------------------
                                            Ahmet H. Okumus












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